

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2024

Jeffrey Frelick
Chief Executive Officer
Bone Biologics Corp
2 Burlington Woods Drive
Suite 100
Burlington, MA 01803

> **Re: Bone Biologics Corp**
> **Registration Statement on Form S-3**
> **Filed August 12, 2024**
> **File No. 333-281494**

Dear Jeffrey Frelick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Alexander R. McClean